SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3) [1]

Phathom Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

71722W107
(CUSIP Number)
Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-ku, Tokyo 103-8668, Japan Attn: Yoshihiro Nakagawa Tel: +81-3-3278-2111	With a copy to: Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Attention: William J. Chudd Tel: (212) 450-4089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 71722W107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. (VOLUNTARY)		Takeda Pharmaceutical Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	8,672,000*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	8,672,000*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,672,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.3%**
14.	TYPE OF REPORTING PERSON		CO

* Includes 7,588,000 shares issuable upon exercise of a Warrant to purchase Common Stock.
** Based on 31,321,613 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 30, 2020 filed with the Securities and Exchange Commission on March 30, 2021, and giving effect to the exercise in full of the Warrant.
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CUSIP No. 71722W107
AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person with respect to the Common Stock of the Issuer on November 6, 2019, and as further amended by Amendment No. 1 filed with the SEC on January 27, 2020 and by Amendment No. 2 filed with the SEC on April 1, 2021.

The following items of the Schedule 13D are amended as follows:

Item 4.     Purpose of Transaction.

Item 4 is hereby supplemented with the following:

On April 2, 2021, the Reporting Person entered into a stock trading plan with Nomura Securities International, Inc. (“Nomura”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer.

Item 6.     Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the following:

    10b5-1 Plan

    Pursuant to the 10b5-1 Plan, Nomura may sell up to 1,084,000 shares of Common Stock owned by the Reporting Person. All sales under the 10b5-1 Plan are to be made in the discretion of Nomura and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, sales will commence on May 3, 2021 and will continue until August 31, 2021 or until all of the shares of Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated. A copy of the 10b5-1 Plan is attached as Exhibit D hereto and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby supplemented with the following:

    Exhibit D: 10b5-1 trading plan between Nomura Securities International, Inc. and Takeda Pharmaceutical Company Limited, dated April 2, 2021 (filed herewith).

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CUSIP No. 71722W107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By: /s/ Amit Singh
Name: Amit Singh
Title: Senior Vice President and Treasurer

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    Exhibit D: 10b5-1 trading plan between Nomura Securities International, Inc. and Takeda Pharmaceutical Company Limited, dated April 2, 2021

Nomura Securities International, Inc.

309 West 49th Street
New York, NY 10019
(212) 667-9000

April 2, 2021

Takeda Pharmaceutical Company Limited (“Seller”)

Re: Written Plan for the Sale of Securities

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) is intended by Seller to create a written plan (the “Plan”) for the sale of common shares, par value $0.0001 per share (“Shares”), of Phathom Pharmaceuticals, Inc. (the “Issuer”) in accordance with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.    Seller hereby instructs Nomura Securities International, Inc. (“Nomura”) to effect sales of Shares in accordance with the instructions set out on Exhibit A hereto.

2.    Seller shall pay Nomura the Commission Amount specified on Exhibit A hereto, with such amounts to be deducted by Nomura from the proceeds of sales under this Plan.

3.    Seller represents, warrants and covenants to Nomura that:

(a)    it is not entering into this Letter Agreement on the basis of any material non-public information regarding the Issuer or the Shares.

(b)    it is entering into this Letter Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or any other provision of any applicable federal, state or foreign securities laws or regulations.

(c)    it is the intent of the Parties that this Letter Agreement and this Plan comply with (and be interpreted to comply with) the requirements of paragraph (c)(1)(i) of Rule 10b5-1.

(d)    it will not seek to influence Nomura’s decision over how, when, or whether to effect any “purchases or sales” (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) in connection herewith.
(e)    it will not enter into or alter a corresponding or hedging transaction or position with respect to the Shares.
(f)    it has obtained such legal or other advice as it deems appropriate regarding the legal aspects of its adoption and implementation of this Plan under Rule 10b5-1.

(g)    it has informed the Issuer of this Plan and has furnished the Issuer with a copy, and it has determined that entry into this Letter Agreement complies with all internal policies of the Issuer applicable to Seller and its affiliates.
(h)     it is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Nomura from conducting sales in accordance with this Plan.
(i)     the Shares to be sold under this Plan are owned free and clear by it and are not subject to any liens, security interests or other encumbrances or limitations on dispositions, other than those imposed by Rule 144 (“Rule 144”) under the Securities Act, as amended (the “Securities Act”) and are held in book-entry form with The Depositary Trust Company.
(j)    it will make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to it.
(k)    the Shares to be sold pursuant to this Plan are currently eligible for sale under Rule 144.
(l)     until this Plan has been terminated, it will not (i) enter into a binding contract with respect to the purchase or sale of Shares with another broker, dealer or financial institution (each, a “Financial Institution”) or any other person, (ii) instruct another Financial Institution to purchase or sell Shares or (iii) adopt a plan for trading with respect to Shares other than this Plan; provided, however, that the restriction under this clause (l) shall not apply to any shares described in paragraph (e)(3)(vii) of Rule 144.
(m)    it will not take, nor permit any person or entity with which it would be required to aggregate sales of Shares pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.
(n)    it will complete, execute and deliver to Nomura a Rule 144 Representation Letter (in the form attached as Exhibit B) (the “Rule 144 Letter”) for sales to be effected under this Plan.
(o)    it will complete and file any Forms 144 required to be filed in connection with sales of Shares hereunder.
(p)    any amendment, modification, waiver or termination of this Letter Agreement or this Plan must be effected in accordance with the requirements for the amendment or termination of a “plan” under Rule 10b5-1(c).  Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification, waiver or termination shall be made at any time at which Seller is aware of any material non-public information regarding the Issuer or the Shares.
4.    This Letter Agreement, including this Plan, shall terminate on the earliest to occur of:

(a)     the date on which the aggregate amount of Shares covered by this Plan have been sold.
(b)    the Scheduled End Date specified on Exhibit A.
(c)     the date on which Seller notifies Nomura as specified hereunder and in compliance with the provisions of Rule 10b5-1 and all other applicable securities laws that this Plan is terminated.

(d)    a reasonable determination by Nomura that: (i) this Plan does not comply with Rule 10b5-1 or other applicable securities laws or (ii) Seller has not complied with the terms of this Plan, Rule 10b5-1 or other applicable securities laws.
(e)    the filing of a bankruptcy petition by the Issuer;
(f)    the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Issuer’s common shares into securities of a company other than the Issuer; and
(g)    the conversion of the Issuer’s common shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock or other securities (whether in whole or in part).
5.    (a) Any notice to Seller required or permitted by this Letter Agreement will be deemed sufficient if mailed, e-mailed, or delivered to the following address:

Takeda Pharmaceutical Company Limited
Global Finance – Treasury Operations APAC & Japan – Treasury
Attn: Paula Rebelo
1-1, Nihonbashi-Honcho 2-chome
Chuo-ku, Tokyo, Japan
email: *** REDACTED ***
(b) Any notice to Nomura required or permitted by this Letter Agreement will be deemed sufficient if mailed, e-mailed, or delivered to the following address:

Nomura Securities International, Inc.
World Wide Plaza
309 West 49th Street
New York, NY 10019
email: *** REDACTED ***

6.    (a) Seller agrees to indemnify and hold harmless Nomura and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) arising out of or attributable to (a) Nomura’s actions taken or not taken in compliance with this Plan, (b) any breach by Seller of this Plan (including Seller’s representations and warranties hereunder or in the Rule 144 Letter), or (c) any violation by Seller of applicable laws or regulations. This indemnification shall survive termination of this Plan.

    (b) Notwithstanding any other provision hereof, Nomura shall not be liable to Seller for: (i) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”. In addition, Nomura shall not be liable to Seller for (x) the exercise of discretionary authority or discretionary control under this Plan, if any or (y) any failure to effect a sale required by Section 1, except for failures to effect sales that are a direct result of the gross negligence or willful misconduct of Nomura.

7.    With respect to any suit, action or proceedings relating to any dispute arising out of or in connection with this Letter Agreement (“Proceedings”), Seller irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City and waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over Seller. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDINGS.
8.    This Letter Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto. No amendment, modification or waiver in respect of the matters contemplated by this Letter Agreement will be effective unless in writing and executed by each of the parties. This Letter Agreement may be executed and delivered in counterparts (including by facsimile or email transmission), each of which will be deemed an original.

[Signature page follows]

This Letter Agreement shall be construed in accordance with, and this letter and all matters arising out of or relating in any way whatsoever to this letter (whether in contract, tort or otherwise) shall be governed by, the law of the State of New York.
Please indicate your agreement to the foregoing by executing this Letter Agreement and returning it to Nomura.

Sincerely,

NOMURA SECURITIES INTERNATIONAL, INC.

By: /s/ James A. Chenard
Name: James Chenard
Title: Managing Director

ACCEPTED AND AGREED, as Seller:

Takeda Pharmaceutical Company Limited

By: /s/ Amitabh Singh
Name: Amitabh Singh
Title: SVP Group Treasurer
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